UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Investment Technology Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class Securities)

46145F105
(CUSIP NUMBER)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn:  Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 46145F105
	1	Name of Reporting Person. D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,727,868
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,727,868
	11	Aggregate Amount Beneficially Owned by Each Reporting Person
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
	13	Percent of Class Represented by Amount in Row (11) 6.2%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 46145F105
	1	Name of Reporting Person. D. E. Shaw Synoptic Portfolios 2, L.L.C. FEIN 20-4229475
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 157
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 157
	11	Aggregate Amount Beneficially Owned by Each Reporting Person
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
	13	Percent of Class Represented by Amount in Row (11) 0.0%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 46145F105
	1	Name of Reporting Person. D. E. Shaw & Co., L.L.C. FEIN 13-3799946
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,728,025
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,728,025
	11	Aggregate Amount Beneficially Owned by Each Reporting Person
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
	13	Percent of Class Represented by Amount in Row (11) 6.2%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No. 46145F105
	1	Name of Reporting Person. D. E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,728,025
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,728,025
	11	Aggregate Amount Beneficially Owned by Each Reporting Person
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
	13	Percent of Class Represented by Amount in Row (11) 6.2%
	14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 46145F105
	1	Name of Reporting Person. David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially	7	Sole Voting Power -0-
Owned by Each Reporting	8	Shared Voting Power 2,728,025
Person With	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,728,025
	11	Aggregate Amount Beneficially Owned by Each Reporting Person
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
	13	Percent of Class Represented by Amount in Row (11) 6.2%
	14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $0.01 par value (the “Common Shares”) of Investment Technology Group, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 380 Madison Avenue, New York, NY 10017.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw Synoptic Portfolios 2, L.L.C., a Delaware limited liability company (“Synoptic”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, Synoptic, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunity-related investment strategies.  The principal business of Synoptic is that of a limited liability company focusing primarily on equity-related investment strategies.  The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar and Synoptic.  The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar and Synoptic.  D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring 2,727,868 Common Shares owned by Laminar, Laminar expended approximately $109,016,705.69 (excluding commissions) of its working capital.  In acquiring 157 Common Shares owned by Synoptic, Synoptic expended approximately $6,272.11 (excluding commissions) of its working capital.

Item 4.	Purpose of Transaction

Laminar and Synoptic made the purchases noted in Item 3 above for investment purposes.  Laminar and Synoptic will review their investments in the Common Shares from time to time and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Laminar and Synoptic may determine to:

• acquire additional Common Shares through open market purchases or otherwise;

• sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares through the open market or otherwise; or

• otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Laminar and Synoptic’s ongoing review of their investments in the Common Shares, Laminar and Synoptic will from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Without limiting the generality of the foregoing, the investment adviser of Laminar and Synoptic has sent a letter to Mr. Robert Gasser, President and Chief Executive Officer of the Issuer, dated June 11, 2007 (the “Issuer Letter”), expressing certain concerns with respect to the current share price of the Common Shares.  Laminar and Synoptic believe the current share price of the Issuer fails to reflect the true fair value of the Issuer’s global trading products and platforms.  In the Issuer Letter, Laminar and Synoptic propose that the Board of Directors of the Issuer evaluate strategic alternatives for realizing shareholder value, including through a sale of some or all of the Issuer’s businesses to a strategic or financial buyer.  If such a process fails to yield an appropriate price, Laminar and Synoptic also propose that the Issuer’s Board of Directors institute an aggressive share buyback program, as more fully detailed in the Issuer Letter.

The Reporting Persons have attached the Issuer Letter to this Schedule 13D as Exhibit 4.

Based on the above-referenced Issuer Letter and other discussions or inquiries that Laminar and Synoptic may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Laminar and Synoptic may determine to pursue various strategic alternatives in respect of their investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

• forming and conducting potential strategic developments and plans related to the Issuer;

• seeking representation on the Board of Directors of the Issuer;

•
making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

• seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

• restructuring and effecting other significant transactions with respect to the Issuer;

• participating in a “going-private” transaction;

• taking any other actions that could have the purpose of effect of directly or indirectly changing or influencing control of the Issuer; or

• providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Laminar, Synoptic or any other Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2007, there were 44,324,802 Common Shares issued and outstanding as of May 1, 2007.  On June 6, 2007, Laminar beneficially owned 2,518,387 Common Shares, which represented approximately 5.7% of the outstanding Common Shares.  The 2,727,868 Common Shares beneficially owned by Laminar at the time of this filing’s submission (due to additional acquisitions since June 6, 2007) (the “Laminar Shares”) represent approximately 6.2% of the Common Shares issued and outstanding.  The 157 Common Shares beneficially owned by Synoptic (the “Synoptic Shares”) represent approximately 0.0004% of the Common Shares issued and outstanding.  Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.  Synoptic has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Synoptic Shares.

DESCO LP, as Laminar’s and Synoptic’s investment adviser, and DESCO LLC, as Laminar’s and Synoptic’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.

David E. Shaw does not own any Common Shares directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares and the Synoptic Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Laminar Shares and the Synoptic Shares. David E. Shaw disclaims beneficial ownership of the Laminar Shares and the Synoptic Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than the Laminar Shares and the Synoptic Shares.

(c) The trading dates, number of Common Shares purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

Name	Date	Number of Shares Purchased/(Sold)	Price per Share
Synoptic	4/12/2007	200	$37.53
Synoptic	4/13/2007	(13)	$37.74
Synoptic	4/13/2007	(6)	$37.80
Synoptic	4/17/2007	10	$38.23
Synoptic	4/30/2007	(100)	$37.71
Synoptic	4/30/2007	(100)	$37.93
Synoptic	4/30/2007	(100)	$37.98
Synoptic	4/30/2007	(200)	$38.06
Synoptic	4/30/2007	(200)	$38.07
Synoptic	4/30/2007	(200)	$38.08
Synoptic	5/3/2007	21	$38.03
Synoptic	5/3/2007	100	$38.22
Synoptic	5/3/2007	100	$39.81
Synoptic	5/4/2007	500	$37.76
Synoptic	5/7/2007	(53)	$36.85
Synoptic	5/7/2007	(162)	$36.88
Synoptic	5/7/2007	200	$36.94
Synoptic	5/7/2007	105	$37.02
Synoptic	5/8/2007	(24)	$36.61
Synoptic	5/8/2007	(10)	$36.69
Synoptic	5/9/2007	100	$36.30
Synoptic	5/9/2007	525	$36.31
Synoptic	5/9/2007	(100)	$36.93
Synoptic	5/9/2007	(100)	$36.94
Synoptic	5/9/2007	(100)	$37.00
Laminar	5/9/2007	43,100	$36.88
Laminar	5/9/2007	3,200	$36.91
Laminar	5/9/2007	5,900	$36.98
Laminar	5/9/2007	6,399	$36.99
Synoptic	5/10/2007	(110)	$37.13
Synoptic	5/10/2007	(50)	$37.17
Synoptic	5/10/2007	(56)	$37.33
Laminar	5/10/2007	100,000	$37.07
Laminar	5/10/2007	1,300	$37.16
Laminar	5/10/2007	85,600	$37.22
Synoptic	5/11/2007	(51)	$37.11
Laminar	5/11/2007	3,500	$37.03
Synoptic	5/14/2007	(15)	$37.62
Laminar	5/15/2007	106,000	$36.88
Laminar	5/15/2007	27,900	$37.14
Laminar	5/15/2007	29,600	$37.38
Laminar	5/17/2007	25,500	$36.65
Laminar	5/17/2007	99,500	$37.22
Synoptic	5/21/2007	(86)	$37.83
Laminar	5/21/2007	2,800	$37.75
Laminar	5/21/2007	15,600	$37.82
Laminar	5/22/2007	2,200	$38.85
Laminar	5/22/2007	1,200	$38.89
Laminar	5/22/2007	3,000	$38.93
Synoptic	5/29/2007	100	$39.23
Laminar	5/29/2007	2,200	$38.70
Laminar	5/29/2007	15,800	$38.75
Laminar	5/29/2007	54,300	$38.94
Synoptic	6/1/2007	100	$40.36
Laminar	6/4/2007	173,800	$39.85
Laminar	6/4/2007	7,800	$39.96
Laminar	6/4/2007	6,599	$39.98
Laminar	6/4/2007	2,300	$39.99
Laminar	6/5/2007	5,887	$39.90
Laminar	6/5/2007	94,113	$39.95
Laminar	6/5/2007	17,236	$39.96
Laminar	6/6/2007	129,000	$39.91
Laminar	6/6/2007	243,451	$39.93
Laminar	6/6/2007	21,245	$39.94
Laminar	6/7/2007	90,600	$39.23
Laminar	6/7/2007	50,351	$38.96
Laminar	6/7/2007	59,049	$39.42
Laminar	6/8/2007	7,700	$38.98
Laminar	6/8/2007	1,100	$38.95
Laminar	6/8/2007	838	$38.63

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Laminar Shares or the Synoptic Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated June 11, 2007.

Exhibit 4	L Letter from Laminar and Synoptic’s investment adviser to Mr. Robert Gasser, President and Chief Executive Officer of the Issuer, dated June 11, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:                      June 11, 2007

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By: /s/ Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW SYNOPTIC PORTFOLIOS 2, L.L.C.
By: D. E. SHAW & CO., L.L.C., as Managing Member

By: /s/ Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.L.C.

By:/s/ Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & Co., L.P.

By:/s/ Julius Gaudio_____________
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By:/s/ Julius Gaudio_____________
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw